SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 30, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish  Power  plc  ("the  Company")  announces  that on 28  March  2006,  the following Directors/Persons Discharging Managerial Responsibility, automatically reinvested  dividends under the Inland Revenue approved  ScottishPower  Employee
Share Ownership Plan (ESOP). The Shares were  purchased/allocated at GBP5.87 per share under the terms of the ESOP. As a result of these awards,  the Company was notified today,  that the individual  interests in the ordinary share capital of
Scottish Power plc have increased as shown below.

                                   Shares awarded under the ESOP       Total Interest in Ordinary Shares of 50p each
                                   dividend reinvestment plan          following this notification*
                                   Ordinary Shares of 50p

Keith Cochrane                     7                                   6,083
Willie MacDiarmid                  38                                  28,273
Ronnie Mercer                      38                                  66,160
Susan Reilly                       38                                  14,027

*All less than 1% of the issued share capital

Own name - dividend reinvestment

Scottish  Power  plc  ("the  Company")  announces  that on 28  March  2006,  the following Directors/Persons Discharging Managerial Responsibility, automatically reinvested  dividends  in shares  held under  their own name.  The  Shares  were purchased/allocated  at GBP5.87 per share under the terms of the Scottish  Power plc Dividend  Reinvestment  Plan. As a result of these  awards,  the Company was notified today,  that the individual  interests in the ordinary share capital of
Scottish Power plc have increased as shown below.

                                   Shares awarded under the Scottish   Total Interest in Ordinary Shares of 50p each
                                   Power plc Dividend Reinvestment     following this notification*
                                   Plan
                                   Ordinary Shares of 50p

Ronnie Mercer                      325                                 66,485
Nicholas Rose                      49                                  5,629

*All less than 1% of the issued share capital

Donald McPherson, Deputy Company Secretary
Telephone: 01698 396413
30 March 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 30, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary